Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Toro Company:

We consent to the incorporation by reference in the Registration Statement on Form S-8 filed May 20, 2015 pertaining to The Toro Company Amended and Restated 2010 Equity and Incentive Plan of our report dated December 22, 2014, with respect to the consolidated balance sheets of The Toro Company and subsidiaries as of October 31, 2014 and 2013, and the related consolidated statements of earnings, comprehensive income, cash flows, and stockholders’ equity for each of the years in the three year period ended October 31, 2014, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of October 31, 2014, which report appears in the October 31, 2014 Annual Report on Form 10-K of The Toro Company.

/s/ KPMG LLP

Minneapolis, Minnesota

May 20, 2015